THIRD QUARTER REPORT

January 31, 2007

The following information should be read in conjunction with the Company’s April 30, 2006 audited consolidated financial statements and related notes included therein; Management’s Discussion & Analysis of Financial Condition and Results of Operations for the year ended April 30, 2006; and the unaudited interim consolidated financial statements for the three and nine months ended January 31, 2007, including the related notes therein. All amounts unless indicated otherwise are expressed in Canadian dollars. The discussion and analysis contained in this Management Discussion & Analysis is as of March 12, 2007. Additional information on the Company including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: having several important milestones which are expected to drive value significantly; Cadence Pharmaceuticals completing the omiganan 1% gel Phase III study in the second half of 2007 in approximately 1,250 patents and if the results are positive submitting an NDA to the US FDA and a Marketing Authorization Application to European regulatory authorities in the first half of 2008, for marketing approval in the US and Europe respectively; securing a development and commercialization partner for omiganan 1% gel for the ROW; Schering completing retesting in the Phase II celgosivir non-responder study and the study results re-analyzed by mid to late April 2007; our expectations for the celgosivir Phase II non-responder study results with the retest data; a new data package of the celgosivir non-responder study results being provided to Schering; partnering celgosivir; additional data from the celgosivir Phase II non-responder study being presented at one or more international medical or liver disease conferences in 2007; 4-week interim results from the Phase II combination study of celgosivir in treatment-naïve patients in the third quarter of 2007; submitting an IND in the US in the second half of 2007 for celgosivir; Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007; initiating the MX-2401 GLP non-clinical studies in April 2007 and their duration being approximately 12 months; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $12 million to $14 million; and the Company’s financial resources being sufficient to fund operations into the second or third quarter of calendar 2008.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: our 2007 milestones being value driving; our ability to initiate and complete non-clinical and clinical studies within our expected timelines; our ability to manage licensing opportunities; our partner Cadence Pharmaceuticals completing the current Omigard Phase III clinical trial in the second half of 2007 and submitting for regulatory approvals in the first half of 2008; Schering’s ability to successfully to complete the retests and our ability to re-analyze the celgosivir Phase II non-responder results within our expected timelines; additional data from the celgosivir Phase II non-responder study being accepted for presentation; our partner Cutanea Life Sciences completing a Phase II CLS001 rosacea clinical trial in 2007; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs primarily in the area of infectious diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval.  Our drug development programs are summarized in the following table:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI-226 and MX-226.	Prevention of catheter-related infections (topical).

A Phase III study is in progress in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. One Phase III study completed in the United States. The North American and European development and commercialization rights for the topical treatment or prevention of device-related, burn-related or surgery-related infections are out-licensed to Cadence Pharmaceuticals. Cadence expects Phase III results in the second half of 2007 and plans to submit for marketing approvals in the United States and Europe in the first half of 2008.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001.	Rosacea and other dermatological diseases (topical)

A precursor product, (MX-594AN), completed two Phase II studies in the United States for the treatment of acne. The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences.  Cutanea has selected rosacea as its lead indication for development and has initiated a United States Phase II trial with CLS001. Cutanea expects to complete the study before the end of 2007.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of chronic Hepatitis C Virus infections (oral)

Phase II in Canada. Completed two Phase II studies (a Phase IIa monotherapy trial and a Phase II proof of concept combination therapy non-responder study). Extension protocol for continued access to treatment for patients completing the Phase II non-responder study is ongoing. A Phase II viral kinetics study testing celgosivir in combination with peg-interferon with ribavirin in treatment-naïve patients is in progress with interim 4- week data expected in the third quarter of 2007.

MX-2401 (amphomycin-related lipopeptide)	Treatment of serious gram positive infections (intravenous)

Preclinical; lead candidate being advanced; $9.3 million funding commitment from Technology Partnerships Canada. Precursor activities to initiate GLP non-clinical studies have started and the first GLP study is planned to start in April 2007. These GLP non-clinical studies are required for a Phase I Clinical Trial Application and could be completed approximately 12 months after they are started.

SB-9000 (dinucleotide). Also known as MX-1313.	Treatment of Hepatitis B Virus infections	Preclinical. Out-licensed to Spring Bank Technologies.
HCVnn (non-nucleoside small molecule)	Treatment of chronic Hepatitis C Virus infections	Preclinical; lead series of compounds identified with development work focused on optimizing oral bioavailability and further testing of compounds to generate a lead development candidate.
DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4509 (17α-estradiol sodium sulfate)	Treatment of neurodegenerative diseases (oral)

Data from non-clinical studies evaluating potential of MX-4509 in two potential orphan indications did not show a benefit of treatment with MX-4509. Intangible asset carrying value of $3.3 million written off as at January 31, 2007.

MX-4565 (small molecule)	Treatment of neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and ophthalmic diseases (e.g. retinitis pigmentosa, glaucoma)	Preclinical. Evaluating potential in Parkinson’s and other diseases.
MX-4042 (small molecule)	Treatment of arthritis	Preclinical

DEVELOPMENT PROGRAMS

Omiganan 1% gel: Prevention of Catheter-Related Infections

In June 2005 Cadence Pharmaceuticals, Inc. (Cadence), our partner for the North American and European development and commercialization of omiganan 1% gel, and the FDA reached a written agreement on a protocol for a Phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of local catheter site infections, a recognized precursor to catheter-related bloodstream infections. This agreement was reached under the FDA's special protocol assessment (“SPA”) process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of a New Drug Application (“NDA”). In general, the SPA agreement is considered binding on both the FDA and the study sponsor.

Cadence initiated United States enrollment in a multi-national pivotal Phase III study of omiganan 1% gel in August 2005 pursuant to the SPA. European enrollment in the study was initiated in January 2006. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. The primary efficacy endpoint of the study is to evaluate whether omiganan 1% gel is superior to 10% povidone-iodine treatment in reduction of local catheter site infections in patients requiring central venous catheterization. Other secondary objectives of this study include assessing the effectiveness of omiganan 1% gel in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on omiganan 1% gel. Cadence expects to complete the study in the second half of 2007. Cadence has also advised that with positive results they plan to submit an NDA to the FDA and a Marketing Authorization Application to European regulatory authorities, for marketing approval in the US and Europe respectively, in the first half of 2008. Additionally, Cadence intends to also pursue, as a post-marketing application, a pediatric indication for omiganan 1% gel in the prevention of catheter-related infections (current and prior studies have been in adult patients and some studies in pediatric patients will likely be required for expansion to pediatric population).

In the first Phase III study (completed July 2003 in the United States) with over 1,400 patients, omiganan 1% gel demonstrated a statistically significant 49% reduction in local catheter site infections (p = 0.004), and a statistically significant 21% reduction in catheter colonization (p = 0.002), both secondary endpoints in the study. In the study there was also a statistically significant 51% reduction in catheter replacements (p = 0.002). Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

Under the terms of the Collaboration and License agreement with Cadence, MIGENIX can now receive up to US$27 million in development and commercialization milestone payments starting with the US and European regulatory submission process; and a double-digit royalty on net sales (see “LIQUIDITY and CAPITAL RESOURCES” for May 2006 financing involving these royalties). In addition, Cadence funds the clinical, regulatory, and commercialization costs related to omiganan 1% gel and is responsible for manufacturing. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. The rest of world (ROW; territories outside North America and Europe) rights held by MIGENIX are also being made available in combination with Cadence’s rights for prospective global partners. In parallel, MIGENIX is pursuing regional partners for the ROW territories.

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in about 50% of patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds, in a BVDV surrogate model for HCV infections. Celgosivir has also been shown to inhibit HCV in vitro. These data provide the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other HCV products (including products currently in development) for the treatment of chronic HCV infection.

MIGENIX’s celgosivir clinical development activities to date include three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (ongoing):

Phase IIa Monotherapy Study

The Phase IIa monotherapy study was an open-label, randomized, dose-response (three groups), 12-week study in treatment-naïve and interferon-intolerant chronic HCV genotype 1 patients. Enrollment started in October 2004 and 43 patients participated. The results demonstrated that celgosivir was well-tolerated with generally mild to moderate, reversible side effects, and no serious adverse events were observed. In two patients an antiviral effect (measured by the decrease from baseline of HCV RNA) of 1.0 log10 (90% clearing of the virus) or greater reduction in viral load was observed, with one patient achieving a peak reduction in HCV RNA of 2.6 log10 (99.8% clearing of the virus). The mean viral load reduction in HCV RNA did not reach clinical significance in any of the treatment arms. The Company concluded that the Phase IIa monotherapy results, along with the preclinical synergy data generated to date (synergistic activity between celgosivir, interferon alpha and ribavirin), support the Company’s combination therapy development strategy.

Phase II Combination Therapy Study (non-responder and partial responder patients)

A randomized multi-center, active controlled Phase II combination study commenced in November 2005. The study was designed to determine, over 12 weeks of treatment, the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive (genotype 1) patients who were non-responders or partial responders to prior therapy with optimized pegylated alpha interferon and ribavirin (the “non-responder study”).

Enrollment in the study was completed in June 2006 and top-line results of the study were announced on November 6, 2006 (see discussion below regarding samples to be retested). A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment).  Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment”). Of the 36 non-responders, 30 patients completed the 12 weeks of treatment: 12 in the triple combination arm, 8 in the double combination arm, and 10 in the control treatment arm. The triple combination demonstrated clinical benefit in this non-responder patient population, achieving:

•

a mean HCV viral load reduction of 1.2 log10 compared to a 0.4 log10  mean reduction in the control treatment arm; and

•

a 33% Early Virological Response (“EVR”) compared to a 10% EVR in the control treatment arm (EVR is defined as a 2 log10 or greater HCV viral load reduction at 12 weeks of treatment).

In the partial responder patient population, there were insufficient patients (n=3) in the triple combination arm for any conclusions to be drawn. The double combination did not show a meaningful difference in mean viral load reduction and EVR when compared to the active control treatment in non-responder patients. In partial responder patients the double combination showed less effect than the active control treatment.

The celgosivir combination therapies were well tolerated and resulted in no serious adverse events.  As expected from previous experience, the most frequent side effects related to celgosivir were gastrointestinal in nature and were generally mild to moderate.  Other frequently observed side effects were fatigue and flu-like symptoms – which are side effects usually associated with pegylated alpha interferon and ribavirin.  Only 7 of the 57 patients entering the study dropped out prior to week 12.

These top-line results demonstrated proof-of-concept and evidence of clinical benefit when using celgosivir triple combination as compared to the active control treatment in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Non-responders in our study were defined as patients who never reached an EVR with optimized pegylated alpha interferon plus ribavirin (i.e. patients who did not achieve 2 log10 or greater reduction in viral load at 12 weeks of their previous pegylated alpha interferon plus ribavirin treatment therapy). One-third of our non-responder patients (11 of 36) were actually “null responders” with viral load reductions of 0.4 log10 or less in their previous therapy.

MIGENIX was subsequently informed by Schering-Plough Corporation (“Schering”) that approximately 50% of the original viral load samples from the study, which Schering tested under a Material Transfer and License Option Agreement (see below) between the companies, require retesting. MIGENIX has received results for approximately half of the required retests from Schering (this leaves approximately 25% of the original viral load samples from the study to be retested and received by MIGENIX). Based on a preliminary review of these partial retest data by MIGENIX, it appears the overall conclusions drawn from the retest data will remain consistent with the conclusions of the original study analysis. However, as all retesting has not been completed, nor the results fully analyzed, at present it is unknown whether the retesting will result in any material changes – positive or negative – to the conclusions of the November 6, 2006 reported results described above. Based on Schering’s projection for providing MIGENIX with the retest results, MIGENIX estimates that the re-analysis of the study results will be completed by mid to late April 2007. Schering and MIGENIX are working as quickly as possible to complete the work.

On December 7, 2006 we provided to Schering a summary of the clinical study results for their exclusive review pursuant to the Material Transfer License Option agreement described above. As a result of the retesting matter we have agreed with Schering that their limited period of exclusivity for data review has not yet commenced. A new data package of the results will be provided to Schering once the retesting is complete and the study results re-analyzed, after which Schering’s limited period of exclusivity for data review under the agreement will commence. No license terms have been negotiated with Schering to date.

Additional data from this study are planned to be presented at one or more international medical or liver disease conferences in 2007 after the study results are re-analyzed with the retest data.

In conjunction with the non-responder study a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks with 30 of these either continuing with, or switching to, the triple combination. As of March 7, 2007: 5 patients had completed 48 weeks of treatment; 10 were between 36 and 48 weeks of treatment; and 16 patients had discontinued treatment.

The Phase II non-responder study and extension protocol are supported in part through a Material Transfer License Option agreement with Schering. The agreement with Schering provides for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin), (b) certain technical and laboratory support and other services, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. As of January 31, 2007, the Company estimates that the value of the PEGETRON® and lab testing services received by the Company to be approximately $1.1 million and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses ($0.4 million for the nine months ended January 31, 2007; and $0.7 million for the year ended April 30, 2006).

Phase II Combination Therapy Study (treatment-naïve patients)

In May 2006 the Company received a Notice of Authorization from Health Canada allowing us to begin a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study is on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b, with and without ribavirin. In July 2006 we received approval for an amended protocol to include two treatment arms rather than the previous three-arm design. This Phase II study is a 12-week randomized, active-controlled study in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination); and (ii) peginterferon alfa-2b plus ribavirin (active control). Enrolment in the study has been slower than anticipated for reasons that MIGENIX believes include treatment-naïve patients being less motivated to try new treatments, the significant time commitment required by the patients, and a small number of sites being used due to requirement of in-clinic stays.  Based on this interim four-week data are expected in the third quarter 2007 and guidance for 12 week data will be provided in conjunction with the four-week data.

 Investigational New Drug (“IND”) application

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. We plan to submit an IND application in the United States in the second half of 2007 for the further development of celgosivir.

Omiganan for Dermatological Diseases

A license agreement for the development and commercialization of omiganan for use in dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc., (“Cutanea”) a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania.

Cutanea has initiated a Phase II rosacea clinical trial. The Phase II trial is a randomized, vehicle-controlled, double-blind, multicenter study designed to evaluate the safety and efficacy of CLS001 in up to 240 subjects with papulopustular rosacea.  The primary efficacy endpoint is the mean percent reduction in the number of inflammatory lesions.  This study is being conducted in the United States, and is expected to be completed by the end of 2007.

Pursuant to the license agreement, MIGENIX can receive up to approximately US$21 million in development and commercialization milestone payments, as well as royalties on net sales (see “LIQUIDITY and CAPITAL RESOURCES” for May 2006 financing involving these royalties). Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

MX-4509: Treatment of Neurodegenerative Diseases

MX-4509 (17α-estradiol sodium sulfate) is being evaluated for its therapeutic potential in certain neurodegenerative indications. A non-clinical study in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication started in May 2006. Results of these non-clinical studies did not show a benefit for MX-4509 treatment. As a result, an intangible asset write-down in the amount of $3.3 million was recorded as at January 31, 2007.

MX-2401: Treatment of Serious Gram-positive Bacterial Infections

MX-2401 is being developed for the treatment of serious gram positive bacterial infections.  On March 31, 2005 we entered into an agreement with the Government of Canada under the Technology Partnership’s Canada (“TPC”) program which will provide up to $9.3 million in funding for the development of MX-2401 through the completion of the first Phase III clinical trial.

Manufacturing MX-2401 for the Good Laboratory Practices (“GLP”) non-clinical toxicity studies required to support moving into Phase I clinical development has been completed. Additionally, the Company has initiated interactions with Health Canada to obtain feedback on the pre-Phase I development program. The Company has started activities to initiate GLP non-clinical studies and the first study is planned to start in April 2007. The GLP non-clinical studies required for a Phase I Clinical Trial Application (“CTA”) could be completed approximately 12 months thereafter. Prior to initiating a Phase I clinical trial with MX-2401 the Company will need to manufacture clinical trial quality MX-2401, submit and obtain approval from Health Canada of a CTA for the Phase I study, and various other activities.

Other Matters

Effective February 12, 2007 the Company terminated its license agreement with Idera Pharmaceuticals Inc (formerly Hybridon Inc). This license agreement relates to an inactive program (MX-1121) that was written off by the Company in April 2004. In connection with the termination of the license agreement the Company redeemed 5,250,000 Series C Preferred shares for an aggregate of US$1 and these shares have now been cancelled.

We have received 60 day notice from Pfizer that they will discontinue the reimbursement of the cost of filing and prosecution of all patents and patent applications associated with one of our agreements with them. We acquired these agreements as part of our merger with MitoKor in August 2004. In November 1998, MitoKor entered into a collaborative research and development agreement with Pfizer pursuant to which Pfizer funded certain research performed by MitoKor through May 2002. Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer. To date, no milestone payments or royalty income has been received associated with the agreement.

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the Royalty Participation Units and stock-based compensation. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“US GAAP”) is described in Note 18 to the audited consolidated financial statements for the year ended April 30, 2006.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical activities related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs.  Research costs are expensed as incurred and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether development costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Under US GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on the Company’s Canadian GAAP financial statements.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company.  Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

ADOPTION OF NEW ACCOUNTING POLICIES

As a result of the convertible royalty participation unit financing completed May 3, 2006 we adopted the accounting policy for the convertible royalty participation units as described in “LIQUIDITY and CAPITAL RESOURCES” and  note 2 to the January 31, 2007 unaudited interim consolidated financial statements.

As a result of the deferred share unit plan approved September 12, 2006 and the subsequent award of deferred share units to non-management directors pursuant  to the plan, we adopted the accounting policy for deferred share units as described in note 6[e] to the January 31, 2007 unaudited interim consolidated financial statements.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	January 31, 2007 (“Q3/07”)	October 31, 2006 (“Q2/07”)	July 31, 2006 (“Q1/07”)	April 30, 2006 (“Q4/06”)

Revenue	$19	$ -	$ -	$ -
Operating loss	$(6,503)	$ (3,414)	$ (2,356)	$ (3,111)
Loss	$(6,726)	$ (3,712)	$ (2,486)	$ (3,032)
Basic and diluted loss per common share	$(0.08)	$ (0.05)	$ (0.03)	$ (0.05)
Weighted average number of common shares outstanding	87,497	74,505	74,299	74,258

	Three months ended,
	January 31, 2006 (“Q3/06”)	October 31, 2005 (“Q2/06”)	July 31, 2005 (“Q1/06”)	April 30, 2005(1) (“Q4/05”)

Revenue	$ 305	$ -	$ 269	$ 11
Operating loss	$ (2,327)	$ (3,407)	$ (2,834)	$ (3,211)
Loss	$ (2,232)	$ (3,314)	$ (2,772)	$ (3,137)
Basic and diluted loss per common share	$ (0.03)	$ (0.04)	$ (0.04)	$ (0.05)
Weighted average number of common shares outstanding	74,258	74,258	69,440	59,802

(1)

The Revenue figures for Q4 Fiscal 2005 were reclassified in Q1 of Fiscal 2006 from those originally reported to reflect the Company’s reclassification of certain cost recoveries from revenue to an offset to research and development expenses.

The primary factors affecting the magnitude of the Company’s operating losses and losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues and write-downs in intangible assets. The operating loss and loss in Q3/07 are higher due primarily to the $3.3 million write-down of the MX-4509 program (see “MX-4509: Treatment of Neurodegenerative Diseases” and “Write-down Intangible Assets”). The losses in Q3/07, Q2/07 and Q1/07 include accretion expense of $0.4 million, $0.4 million and $0.3 million respectively, on the Convertible Royalty Participation units issued in Q1/07 (see “RESULTS OF OPERATIONS - Other Income and Expenses” below).

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for description of the Company’s business, the drug candidates being developed and current development activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation incurring significant operating losses each year and has incurred a cumulative deficit of $121.6 million to January 31, 2007.

For the three months ended January 31, 2007 (“Q3/07”), MIGENIX incurred a loss of $6.7 million (Q3/06: $2.2 million) or $0.08 (Q3/06: $0.03) per common share and for the nine months ended January 31, 2007 (“YTD Fiscal 2007”) the loss is $12.9 million compared to $8.3 million for the nine months ended January 31, 2006 (“YTD Fiscal 2006”) or $0.16 (YTD Fiscal 2006: $0.11) per common share. The increase in the Q3/07 and YTD Fiscal 2007 losses compared to the Q3/06 and YTD Fiscal 2006 losses are principally attributable to: (i) a $3.3 million write-down of intangible assets in Q3/07 (see “MX-4509: Treatment of Neurodegenerative Diseases” and “Write-down Intangible Assets”); (ii) accretion of the convertible royalty participation units of $0.4 million in Q3/07 and $1.1 million in YTD Fiscal 2007 ($nil in Q3/06 and YTD Fiscal 2006 – see “Other Income and Expenses”); and (iii) lower revenues in Q3/07 and YTD Fiscal 2007 (see “Revenues”).

We have no fixed dividend policy and have not paid dividends since our incorporation.  The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and operating and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

Revenues

During Q3/07 and YTD Fiscal 2007 the Company had no licensing revenue. In Q3/06 the Company completed a license agreement with Cutanea Life Sciences (see "Omiganan for Dermatological Diseases”) resulting in $0.2 million of licensing revenue in Q3/06 and YTD Fiscal 2006.

During Q3/07 and YTD Fiscal 2007 the Company had nominal (< $0.1 million) research and development collaboration revenue (Q3/06: $0.1 million; YTD Fiscal 2006: $0.3 million). These research and development collaboration revenues are principally pursuant to the sale of omiganan drug substance to Cadence and Cutanea. Under our license agreements with Cadence and Cutanea they are responsible for manufacturing, therefore sales of drug substance to Cadence and Cutanea are not expected to continue as the sales are limited to supplies from our pre-licensing manufacturing activities.

Operating Expenses

Operating expenses in Q3/07 were $6.5 million (Q3/06: $2.6 million) and were $12.3 million for YTD Fiscal 2007 (YTD Fiscal 2006: $9.1 million). The higher Q3/07 and YTD Fiscal 2007 operating expenses are principally due to the write-down of intangible assets (see “MX-4509: Treatment of Neurodegenerative Diseases” and “Write-down  Intangible Assets”).

Research and Development

Research and development expenses in Q3/07 were $2.1 million (Q3/06: $1.6 million) and were $5.6 million for YTD Fiscal 2007 (YTD Fiscal 2006: $5.9 million). Research and development expenses include: (1) research and development personnel costs; (2) clinical development program costs; (3) patent-related costs; and (4) other research and development costs.

Research and development personnel costs for Q3/07 were $0.7 million (Q3/06: $0.5 million) and were $2.0 million for YTD Fiscal 2007 (YTD Fiscal 2006: $2.0 million).

Clinical program development costs in Q3/07 were $0.5 million (Q3/06: $0.5 million) and were $1.3 million for YTD Fiscal 2007 (YTD Fiscal 2006: $2.0 million). The decrease in the YTD Fiscal 2007 clinical program development costs compared with YTD Fiscal 2006 clinical program development costs were primarily due to lower costs in the MX-3253 program. Clinical program development costs for the MX-3253 program in Q3/07 were $0.5 million (Q3/06: $0.4 million) and were $1.1 million for YTD Fiscal 2007 ($1.6 million for YTD Fiscal 2006). Higher costs in YTD Fiscal 2006 resulted primarily from preparations for the Phase II non-responder study and non-clinical study costs (see “DEVELOPMENT PROGRAMS - MX-3253: Treatment of Chronic HCV Infections”).

Patent-related costs in Q3/07 were $0.2 million (Q3/06: $0.2 million) and were $0.6 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.7 million).

Other research and development costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs. Other research and development costs in Q3/07 were $0.7 million (Q3/06: $0.4 million) and were $1.8 million for YTD Fiscal 2007 (YTD Fiscal 2006: $1.2 million). Costs in the MX-2401 program were $0.4 million in Q3/07 net of $0.2 million in TPC assistance and YTD Fiscal 2007 were $0.9 million net of $0.5 million in TPC assistance (Q3/06: $0.2 million net of $0.1 million in TPC assistance; and YTD Fiscal 2006: $0.5 million net of $0.2 million in TPC assistance) (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-positive Bacterial Infections”).

General and Corporate

General and corporate expenses in Q3/07 were $0.9 million (Q3/06: $0.8 million) and were $2.7 million for YTD Fiscal 2007 (YTD Fiscal 2006: $2.4 million). Personnel costs were $0.7 million in Q3/07 (Q3/06: $0.5 million) and were $1.8 million for YTD Fiscal 2007 (YTD Fiscal 2006: $1.5 million).

Amortization

Amortization expense for equipment was $0.2 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.2 million).

Amortization expense for intangible assets was $0.5 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.5 million).

Write-down Intangible Assets

Pursuant to the quarterly review of intangible assets for Q3/07 the Company determined that a $3.3 million write-down was appropriate in respect of its MX-4509 program. This write-down was based on the results of two non-clinical studies that did not support the Company’s orphan drug development strategy for MX-4509 (see “MX-4509: Treatment of Neurodegenerative Diseases”). The write-down of intangible assets in Q3/07 and YTD Fiscal 2007 were $3.3 million (Q3/06: $nil; YTD Fiscal 2006: $0.1 million).

Other Income and Expenses

Other income and expenses includes three principal items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in Q1/07 (see “LIQUIDITY and CAPITAL RESOURCES”); and (3) foreign exchange gains and losses on the Company’s United States (“US”) dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances. See “FINANCIAL INSTRUMENTS AND RISKS”.

Interest income was $0.4 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.3 million). The average rate of return was 3.9% for YTD Fiscal 2007 (YTD Fiscal 2006: 3.0%).

Accretion expense related to the convertible royalty participation units (see “LIQUIDITY and CAPITAL RESOURCES”) for Q3/07 was $0.4 million (Q3/06: $nil) and is $1.1 million for YTD Fiscal 2007 (YTD Fiscal 2006: $nil). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (reduced for actual royalties paid and any units converted into common shares) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated term of the convertible royalty participation units (see note 2 to January 31, 2007 unaudited interim consolidated financial statements).

The foreign exchange gains and losses were nominal for each of YTD Fiscal 2007 and YTD Fiscal 2006.

Equipment and Intangible Asset Expenditures

Equipment expenditures were $0.2 million for YTD Fiscal 2007 (YTD Fiscal 2006: nominal). During YTD Fiscal 2007 the Company upgraded its computer network.

Intangible assets at January 31, 2007 include acquired technology and capitalized technology license costs for the Company’s neurodegenerative (MX-4565 and MX-4042), lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $1.7 million carrying value of these intangible assets at January 31, 2007 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS and UNCERTAINTIES”).

Technology license costs capitalized and acquired technology costs capitalized were $nil for each of YTD Fiscal 2007 and YTD Fiscal 2006.

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2007, the Company had cash, cash equivalents and short term investments of $19.7 million (April 30, 2006: $9.4 million) and the Company’s net working capital was $17.0 million (April 30, 2006: $6.3 million). The $10.7 million increase in net working capital from April 30, 2006 to January 31, 2007 is primarily attributable to the $17.9 million in net proceeds from the May 2006 and December 2006 financings (see below), less the cash loss of $7.4 million (net loss excluding non-cash expenses: amortization, write-down of intangible assets, stock-based compensation, deferred share unit compensation and accretion of the convertible royalty participation units) for the nine months ended January 31, 2007. The Company’s cash equivalents and short term investments are invested in high-grade liquid financial instruments with maturity dates, selected with respect to the expected timing of expenditures to fund operations (not to exceed three years) and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS”).

MIGENIX has financed its operations to date primarily through the sale of equity securities. Since May 1, 2006 the company has completed two financing transactions:

•

On May 3, 2006 the Company completed a financing of $8.8 million relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel: Prevention of Catheter-Related Infections”) and Cutanea Life Sciences (see “DEVELOPMENT PROGRAMS – Omiganan for Dermatological Diseases”). A total of 29,465 royalty units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA”). In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit. In connection with completing the transaction the Company: [i] paid the agent a cash commission of $0.7 million and issued to the agent warrants expiring May 3, 2009 for the purchase of 883,950 common shares at a price of $0.50 per common share (see “OUTSTANDING SHARE DATA”); and [ii] incurred approximately $0.4 million in legal, professional and other costs of which $0.3 million were included in other assets at April 30, 2006.

•

On December 6, 2006, the Company completed a bought deal public offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of approximately $11.6 million with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011. In connection with the public offering the Company: [i] paid the underwriter a cash commission of $0.8 million; [ii] issued to the underwriter warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [iii] incurred approximately $0.6 million in legal, professional and other costs.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the TPC program (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-positive Bacterial Infections”). As at January 31, 2007 the Company had expenditures qualifying for $1.2 million of funding under this commitment of which $0.6 million had been received and $0.6 million was recorded as government assistance receivable (April 30, 2006 - $0.7 million of funding under this commitment of which $0.5 million had been received and $0.2 million was recorded as government assistance receivable). The TPC funding covers 26% of eligible costs and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

MIGENIX believes that its funds on hand at January 31, 2007, together with ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the second or third quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. The Company will continue advancing its highest priority programs (see “RISKS AND UNCERTAINTIES”) while operating within an annual burn rate of $12 million to $14 million. The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program (see “DEVELOPMENT PROGRAMS - MX-3253: Treatment of Chronic HCV Infections”), results in the programs, and we may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained (see “RISKS AND UNCERTAINTIES”).

The Company has used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares (see “OUTSTANDING SHARE DATA”) represent US$9.35 million in potential future milestone payments in the lipopeptide/MX-2401 (US$675,000), polyene (US$675,000), celgosivir (US$4,000,000) and MitoKor/MX-4509/MX-4565/MX-4042 (US$4,000,000) programs. During the next 12 months we estimate that 100,000 to 325,000 preferred shares (US$100,000 to US$325,000) could become convertible or redeemable pursuant to the achievement of certain of these milestones which would result in a US$100,000 to US$325,000 charge to research and development expenses. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

As at January 31, 2007, we had the following contractual obligations and commitments (1) (2)(3):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (4)	1,166	471	248	129	318
Purchase Obligations (5)	1,393	1,393	-	-	-
Total Contractual Obligations	2,559	1,864	248	129	318

(1)

Excludes US$14.6 million (March 12, 2007: US$9.35 million) in contingent milestone obligations pursuant to the Company’s preferred shares discussed above and in “OUTSTANDING SHARE DATA”.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY and CAPITAL RESOURCES”).

(4)

Includes office and lab premises lease agreements and maintenance fees due under license agreements

(5)

Represents obligations under research, manufacturing, and service agreements

OUTSTANDING SHARE DATA

As at March 12, 2007, there are:

•

93,968,120 (January 31, 2007: 93,918,120; April 30, 2006: 74,258,656) common shares outstanding. The 19,659,464 increase in common shares outstanding between April 30, 2006 and January 31, 2007 reflects the completion of the December 2006 bought deal financing (19,262,500 common shares), the exercise of warrants (372,839 common shares) and the exercise of options (24,125 common shares). The 50,000 increase in common shares outstanding between January 31, 2007 and March xx, 2007 reflects the exercise of warrants;

•

9,350,000 (January 31, 2007: 14,600,000; April 30, 2006: 14,600,000) convertible redeemable preferred shares outstanding consisting of 350,000 Series A, 1,000,000 Series B, 4,000,000 Series D and 4,000,000 Series E preferred shares. In March 2007 5,250,000 Series C preferred shares were redeemed for an aggregate amount of US$1 following MIGENIX’s termination of the license agreement with Idera Pharmaceuticals (see” Other Matters”). On the achievement of any of the pre-determined product development milestones underlying the preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,886,546 (average closing price 5 trading days prior to the conversion date, minimum price $0.29) ;

Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date); and Series E – 7,983,671 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES” for additional information on the Company’s preferred shares;

•

29,465 (January 31, 2007: 29,465; April 30, 2006: nil) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (January 31, 2007: 17,679,000; April 30, 2006: nil) common shares. The units are convertible at any time by the holders into the Company’s common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 4,256,918 (January 31, 2007: 4,279,001; April 30, 2006: 4,053,200) common shares at an average exercise price per common share of $0.94 (January 31, 2007: $0.95; April 30, 2006: $1.12);

•

warrants outstanding for the purchase of 963,125 units (January 31, 2007: 963,125; April 30, 2006: nil) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011;

•

deferred share units outstanding that can be settled at the option of the Company by issuing up to 160,000 common shares (January 31, 2007: 160,000; April 30, 2006: nil), their equivalent fair market value in cash, or a combination of cash and common shares; and

•

warrants outstanding for the purchase of 19,513,488 (January 31, 2007: 19,563,488; April 30, 2006: 9,424,551) common shares at a weighted average exercise price per common share of $0.89 (January 31, 2007: $0.89; April 30, 2006: $0.99), as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
752,825	$0.45	May 31, 2008
883,950(1,3)	$0.50	May 3, 2009
7,137,111	$0.55	May 31, 2008
9,631,250(2)	$0.80	December 6, 2011
982,914(3)	$3.00	December 3, 2007
125,438(4)	US$13.21 to US$17.75	March 20, 2007 to June 22, 2011
Total = 19,513,488	Average = $0.89(5)

(1)

Issued as part of the May 2006 sale of royalty interest (see “LIQUIDITY AND CAPITAL RESOURCES”)

(2)

Issued as part of the December 2006 bought deal public offering (see “LIQUIDITY AND CAPITAL RESOURCES”)

(3)

Warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares

(4)

These warrants were assumed by the Company as part of the acquisition of MitoKor. If these warrants are exercised the warrant holders would be entitled to receive up to US$86,303 in milestone payments (milestones are the same as those for the Series E preferred shares), payable at the Company’s option, in cash and/or common shares.

(5)

Weighted average exercise price using closing March 12, 2007 exchange rate of US$1.00 equals $1.1702

On September 12, 2006 shareholders of the Company approved a new stock option plan and a deferred share unit plan.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During Q3/07 and YTD Fiscal 2007, the Company incurred legal fees of $0.3 million and $0.5 million respectively ($0.1 million and $0.3 million respectively for Q3/06 and YTD Fiscal 2006) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at January 31, 2007, is $0.3 million (April 30, 2006: $0.3 million) owed to this law firm.

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially and the Company has incurred significant operating losses in each year since inception. The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

The Company has limited personnel and financial resources with which to optimally advance its programs. At January 31, 2007 the carrying value of the Company’s intangible assets in respect of its development programs is approximately $1.7 million. The Company may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following preclinical and/or clinical testing results;

•

Inability to secure development partner and/or funding to support the program;

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

•

Loss of license rights for failure to perform in accordance with license agreements; and/or

•

Decision not to pursue further development in the program

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; costs of relocating our Vancouver facilities; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products and other factors not within our control.

In July 2006 we were advised that the building in which our Vancouver office and lab operations are located is to be redeveloped and we should plan to vacate our premises. In December 2006 we received notice that our lease was being terminated as of May 31, 2007. Discussions with our landlord indicate that we may remain in our premises up to May 31, 2008. We are currently evaluating our options for new premises in the Vancouver area. At this time we do not know the financial or operational implications of having to move our Vancouver operations. If we are unable to locate suitable replacement premises on a timely basis and/or make alternative arrangements, portions of our operations may be interrupted.

CONSOLIDATED BALANCE SHEETS

As at (Unaudited—in thousands of Canadian dollars)	January 31, 2007 $	April 30, 2006 $

ASSETS Current
Cash and cash equivalents	4,946	5,743
Short-term investments	14,788	3,642
Amounts receivable	259	108
Government assistance receivable	553	236
Prepaid expenses and deposits	477	362
Total current assets	21,023	10,091
Deferred financing costs (note 2)	486	-
Long-term investments	1	1
Other assets (note 2)	-	275
Equipment (note 3)	924	936
Intangible assets (notes 3 and 4)	1,735	5,569
	24,169	16,872

LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities (note 5)	4,036	3,828
Current portion of capital lease obligation	-	5
Total current liabilities	4,036	3,833

Convertible Royalty Participation Units (note 2)	4,542	-
Preferred shares (note 6[a][iii])	-	-
Total liabilities	8,578	3,833
Shareholders’ equity
Common shares (note 6[a][i])	124,780	117,666
Equity portion of Convertible Royalty Participation Units (note 2)	4,554	-
Contributed surplus (note 6[a][ii])	7,846	4,038
Deficit	(121,589)	(108,665)
Total shareholders’ equity	15,591	13,039
	24,169	16,872

See accompanying notes

On behalf of the Board:

“Colin Mallet”

“W. Keith Schilit”

Director

Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited—in thousands of Canadian dollars except share and per share amounts)	Three months ended January 31,		Nine months ended January 31,
	2007 $	2006 $	2007 $	2006 $
REVENUE Licensing Research and development collaboration (note 3)	- 19	233 72	- 19	233 341
	19	305	19	574
EXPENSES Research and development (note 7) General and corporate Amortization Write-down of intangible assets (note 4)	2,118 854 234 3,316	1,632 763 237 -	5,624 2,659 693 3,316	5,885 2,438 731 88
	6,522	2,632	12,292	9,142
Operating loss for the period	(6,503)	(2,327)	(12,273)	(8,568)
Other income (expense) Accretion of Convertible Royalty Participation Units (note 2) Interest income Foreign exchange (loss) gain	(389) 170 (4)	- 89 6	(1,108) 444 13	- 265 (15)
	(223)	95	(651)	250
Loss for the period Deficit, beginning of period	(6,726) (114,863)	(2,232) (103,401)	(12,924) (108,665)	(8,318) (97,315)
Deficit, end of period	(121,589)	(105,633)	(121,589)	(105,633)
Basic and diluted loss per common share (note 6[f])	(0.08)	(0.03)	(0.16)	(0.11)
Weighted average number of common shares outstanding (in thousands – note 6[f])	87,497	74,258	78,767	72,653

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended January 31,		Nine months ended January 31,
(Unaudited—in thousands of Canadian dollars)	2007 $	2006 $	2007 $	2006 $
OPERATING ACTIVITIES
Loss for the period	(6,726)	(2,232)	(12,924)	(8,318)
Items not affecting cash:
Amortization	234	237	693	731
Write-down of intangible assets (note 4)	3,316	-	3,316	88
Stock-based compensation	47	46	282	227
Issuance of deferred share units (note 6[e])	-	-	96	-
Accretion of Convertible Royalty Participation Units (note 2)	389	-	1,108	-
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	(9)	21	(49)	89
Amounts receivable	(97)	(95)	(151)	89
Government assistance receivable	(233)	(52)	(317)	289
Prepaid expenses and deposits	(99)	(23)	(116)	320
Accounts payable and accrued liabilities	1,002	(109)	521	311
Cash used in operating activities	(2,176)	(2,207)	(7,541)	(6,174)

FINANCING ACTIVITIES
Issuance of Convertible Royalty Participation Units (note 2)	-	-	7,732	-
Issuance of common shares, net of issue costs	10,133	-	10,133	5,743
Proceeds on exercise of stock options	-	-	10	-
Proceeds on exercise of warrants	17	-	172	-
Repayment of capital lease obligation	-	(16)	(5)	(47)
Cash provided by (used in) financing activities	10,150	(16)	18,042	5,696

INVESTING ACTIVITIES
Funds from short-term investments	5,475	6,241	11,149	17,216
Purchase of short-term investments	(13,761)	(3,405)	(22,246)	(14,088)
Purchase of equipment	(30)	(2)	(201)	(32)
Cash provided by (used in) investing activities	(8,316)	2,834	(11,298)	3,096

Increase (decrease) in cash and cash equivalents	(342)	611	(797)	2,618
Cash and cash equivalents, beginning of period	5,288	3,188	5,743	1,181
Cash and cash equivalents, end of period	4,946	3,799	4,946	3,799

See accompanying notes

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2007 (Unaudited—Canadian dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended April 30, 2006 with the exception of the adoption of the accounting policy for the convertible royalty participation units as described in note 2.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

2.

CONVERTIBLE ROYALTY PARTICIPATION UNITS

On May 3, 2006, the Company completed a financing of $8,840,000 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals and Cutanea Life Sciences. A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit. In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2007 (Unaudited—Canadian dollars)

2.

CONVERTIBLE ROYALTY PARTICIPATION UNITS (continued)

In connection with completing the transaction, the Company: [i] paid the agent a cash commission of approximately $707,000 and issued to the agent, warrants for the purchase of 883,950 common shares at a price of $0.50 per common share, expiring May 3, 2009 (note 6[d][i]); and [ii] incurred approximately $401,000 in legal, professional and other costs of which approximately $275,000 was included in other assets at April 30, 2006. The warrants issued to the agents were determined to have a value of approximately $231,000 using the Black-Scholes option pricing model and have been recorded as contributed surplus (note 6[a][ii]).

The $7,501,000 of net proceeds on issuance of the convertible royalty participation units  has been classified in the Company’s financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: (1) $4,554,000 being allocated to the Equity portion of Convertible Royalty Participation Units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and (2) $2,947,000 being allocated to the carrying value of the Convertible Royalty Participation Units. The aggregate fair value of the fees relating to the transaction of $1,339,000 (inclusive of the fair value of the agents’ warrants) have been applied on a pro-rata basis as follows: (1) $813,000 allocated as an offset against the Equity portion of Convertible Royalty Participation Units; and (2) $526,000 allocated to the carrying value of the Convertible Royalty Participation Units, as deferred financing costs.  The $3,473,000 initial carrying value of the Convertible Royalty Participation Units will be accreted to the maximum royalties payable of $29,465,000 (reduced for actual royalties paid and any units converted into common shares) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss. The deferred financing costs will be amortized to accretion expense over the estimated term of the Convertible Royalty Participation Units, being ten years. For the three and nine months ended January 31, 2007, the accretion of the Convertible Royalty Participation Units (including amortization of deferred financing costs) amounted to $389,000 and $1,108,000 respectively. Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component (less the carrying value of the deferred financing costs) would be reclassified as common share capital.

3.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $1,033,000 (April 30, 2006 - $4,779,000) and $10,000 (April 30, 2006 - $12,000), respectively, which are located in the United States. During the three and nine months ended January 31, 2007, 100% of revenue was derived from one licensee in the United States (100% from two licensees in the United States for the three and nine months ended January 31, 2006).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2007 (Unaudited—Canadian dollars)

4.

INTANGIBLE ASSETS

The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of the factors affecting the carrying value of such assets. For the quarter ended January 31, 2007 the Company recorded a write-down (non-cash charge to operations) in the amount of $3,316,000 in respect of the MX-4509 program acquired as part of the MitoKor acquisition in August 2004. This write-down was based on the results of two non-clinical studies that did not support the Company’s orphan drug development strategy for MX-4509.

5.

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms.  During the three and nine months ended January 31, 2007, the Company incurred legal fees of approximately $304,000 and $471,000 respectively ($46,000 and $264,000 respectively for the three and nine months ended January 31, 2006) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at January 31, 2007, is approximately $324,000 (April 30, 2006 – $349,000) owed to this law firm.

6.

SHARE CAPITAL

[a] Issued and outstanding

[i] Common shares

	Number of Shares (000’s)	Amount $ (000’s)

Balance, April 30, 2006	74,259	117,666
Issuance pursuant to bought deal financing	19,262	6,874
Exercise of stock options	24	9
Exercise of warrants	373	172
Fair value of warrants exercised (note 6[a][ii])	-	59
Balance, January 31, 2007	93,918	124,780

On December 6, 2006, the Company completed a bought deal public offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of $11,557,500 (inclusive of an over-allotment option) with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011. In connection with the public offering, the Company: [i] paid the underwriter a cash commission of $809,025; [ii] issued to the underwriter warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [iii] incurred approximately $616,000 in legal, professional and other costs. Of the total net proceeds of approximately $10,132,000, $6,874,000 has been recorded as common shares and $3,258,000 has been recorded as contributed surplus (note 6[a][ii]), being the fair value of the warrants as determined using the Black-Scholes option pricing model.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2007 (Unaudited—Canadian dollars)

6.

SHARE CAPITAL (continued)

[a] Issued and outstanding (continued)

[ii] Contributed surplus

Amount $ (000’s)

Balance, April 30, 2006	4,038
Fair value of warrants issued in connection with bought deal financing (note 6[a][i])	3,258
Fair value of agents’ warrants issued in connection with Convertible Royalty Participation Units (note 2)	231
Stock-based compensation (note 6[c])	282
Issuance of deferred share units (note 6[e])	96
Exercise of warrants issued in connection with May 2005 financing	(59)
Balance, January 31, 2007	7,846

Upon exercise of the warrants issued in connection with the May 2005 financing, a portion of the initial fair value of the warrants allocated to contributed surplus was reclassified from contributed surplus to common share capital (note 6a][i]).

 [iii] Preferred shares

	Number of Shares (000’s)	Amount $ (000’s)
Series A	350	－
Series B	1,000	－
Series C	5,250	－
Series D	4,000	－
Series E	4,000	－
Balance, April 30, 2006 and January 31, 2007	14,600	－

The 14,600,000 preferred shares outstanding at January 31, 2007 and April 30, 2006 represent up to US$14,600,000 in potential future milestone payments related to drug development programs and other assets acquired by the Company [see Note 8 Subsequent Events for redemption of the Series C Preferred shares]. Upon the achievement of any of the milestones, the applicable number of preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. As the achievement of any of the milestones for the redemption or conversion of the preferred shares are uncertain, the preferred shares have been recorded at an aggregate value of US$5.

The 14,600,000 preferred shares have been classified as a liability.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2007 (Unaudited—Canadian dollars)

6.

SHARE CAPITAL (continued)

 [b] Stock options

[i]

On September 12, 2006 shareholders of the Company approved a new stock option plan (the “2006 Plan”) subject to receiving Toronto Stock Exchange approval. Under the 2006 Plan all future option grants by the Company will be made under the 2006 Plan.  Any common shares that become available for the grant of new options under the existing 1996 and 2000 option plans will be transferred to the 2006 Plan. In addition to transfers from the 1996 and 2000 plans a further 2,000,000 common shares have been reserved for the grant of new options under the 2006 Plan.

[ii]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Common Shares (000’s)	Weighted Average Exercise Price $

Balance, April 30, 2006	4,053	1.12
Options granted	757	0.48
Options exercised	(24)	(0.39)
Options forfeited/expired	(507)	(1.63)
Balance, January 31, 2007	4,279	0.95

[iii]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at January 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number Common Shares (000’s)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Number Common Shares (000’s)	Weighted Average Exercise Price $

0.38-0.55	1,520	0.44	4.9	771	0.45
0.56-0.80	368	0.74	3.0	355	0.74
0.81-1.07	1,275	0.94	2.5	1,113	0.92
1.08-1.59	865	1.51	1.9	821	1.53
1.60-2.30	198	1.85	2.4	198	1.85
2.31-3.40	18	2.78	1.0	18	2.78
3.41-5.37	11	5.22	1.9	11	5.22
5.38-6.21	24	5.75	1.6	24	5.75
	4,279	0.95	3.3	3,311	1.06

The stock options expire at various dates between February 1, 2007 and January 14, 2015.

The maximum number of common shares that can be issued as at January 31, 2007 under the 1996, 2000 and 2006 Stock Option Plans inclusive of stock options outstanding at January 31, 2007 is 7,286,625 (April 30, 2006 – 5,331,125).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2007 (Unaudited—Canadian dollars)

6.

SHARE CAPITAL (continued)

[c] Stock-based compensation expense

The Company recorded stock-based compensation expense of $47,000 and $282,000 for the three and nine months ended January 31, 2007 ($46,000 and $227,000 for the three and nine months ended January 31, 2006) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $14,000 and $64,000, respectively (2006 - $22,000 and $94,000, respectively) being allocated to research and development and $33,000 and $218,000, respectively (2006 - $24,000 and $133,000, respectively) being allocated to general and corporate for the three and nine months ended January 31, 2007. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended January 31,		Nine months ended January 31,
	2007	2006	2007	2006
Annualized volatility	75.7%	76.1%	76.4%	76.2%
Risk-free interest rate	4.0%	3.5%	4.3%	3.5%
Expected life of options in years	6.5	5.0	5.6	5.0
Dividend yield	0.0%	0.0%	0.0%	0.0%

The weighted average fair value of stock options granted during the three months ended January 31, 2007 was $0.38 (2006 – $0.28) and was $0.31 for the nine months ended January 31, 2007 (2006 - $0.27). The estimated fair value of stock options is amortized to expense over the vesting period of the stock options.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002. If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per common share would have been:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2007 (Unaudited—Canadian dollars)

6.

SHARE CAPITAL (continued)

[c] Stock-based compensation expense (continued)

	Three months ended January 31,		Nine months ended January 31,
(thousands, except per share amounts)	2007	2006	2007	2006

Loss for the period as reported	(6,726)	(2,232)	(12,924)	(8,318)
Compensation charge related to stock options granted to executive officers, directors and employees during the period May 1, 2002 to April 30, 2003	-	(3)	-	(30)
Proforma loss for the period	(6,726)	(2,235)	(12,924)	(8,348)

Proforma basic and diluted loss per common share	(0.08)	(0.03)	(0.16)	(0.11)

[d] Warrants

 [i] As at January 31, 2007, the Company had warrants outstanding for the purchase of 19,563,000 (April 30, 2006: 9,425,000) common shares as follows:

Number of Common Shares Issuable upon Exercise (000’s)	Exercise Price(s) per Common Share	Expiry Date(s)

753(1)	$0.45	May 31, 2008
884(2, 3)	$0.50	May 3, 2009
7,187(1)	$0.55	May 31, 2008
9,631(4)	$0.80	December 6, 2011
983(2)	$3.00	December 3, 2007
125(5)	US$13.21 to US$17.75	March 20, 2007 to June 22, 2011
19,563	Average = $0.89(6)

[1]

Issued as part of the May 2005 public offering.

[2]

These warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[3]

Issued to the agents as part of the royalty unit financing (note 2).

[4]

Issued as part of the December 2006 bought deal public offering (note 6[a][i]).

[5]

Assumed as part of the acquisition of MitoKor and if exercised and the maximum milestone payments associated with the Series E Preferred shares (note 6[a][iii]) are achieved could result in the payment to the warrant holders of US$86,303 in milestone payments, payable at the Company’s option, in cash and/or common shares.

[6]

Weighted average exercise price using closing January 31, 2007 exchange rate of US$1.00 equals $1.1770.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2007 (Unaudited—Canadian dollars)

6.

SHARE CAPITAL (continued)

[d] Warrants (continued)

 [ii] As at January 31, 2007, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2006: nil) at an exercise price of $0.60 per unit, expiring December 6, 2008 [note 6(a)(i)]. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

[e] Deferred share unit plan

On September 12, 2006 shareholders of the Company approved a new deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company. On September 19, 2006, the Company awarded 160,000 deferred share units to non-management directors of the Company. As of the date of award, the Company recorded additional compensation expense of $96,000 based on the closing price of the Company’s common shares of $0.60 on the date of award.

[f] Loss per common share

	Three months ended January 31,		Nine months ended January 31,
(thousands, except per share amounts)	2007	2006	2007	2006
Numerator: Loss for the period	(6,726)	(2,232)	(12,924)	(8,318)
Denominator: Weighted average number of common shares outstanding including escrowed shares Less: weighted average number of escrowed shares outstanding	87,497 -	74,258 -	78,767 -	73,444 (791)
Weighted average number of common shares outstanding	87,497	74,258	78,767	72,653

Basic and diluted loss per common share	(0.08)	(0.03)	(0.16)	(0.11)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2007 (Unaudited—Canadian dollars)

7.

MATERIAL TRANSFER AND LICENSE OPTION AGREEMENT WITH SCHERING CORPORATION

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

Under the terms of the agreement, at no cost to the Company, Schering has supplied PEGETRONTM and certain technical and laboratory support and other services for the Company’s recently completed MX-3253 phase IIb non-responder combination study in chronic HCV patients. In addition, the agreement grants Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement. For the three and nine months ended January 31, 2007, the Company estimates that the value of the PEGETRONTM and lab testing services received by the Company to be approximately $4,000 and $380,000 respectively ($370,000 for the three and nine months ended January 31, 2006) and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in research and development expenses for the nine months ended January 31, 2007.

8.

SUBSEQUENT EVENTS

Effective as of February 12, 2007 the Company terminated its license agreement with Idera Pharmaceuticals Inc (formerly Hybridon Inc). This license agreement relates to an inactive program (MX-1121) that was written off by the Company in April 2004. In connection with the termination of the license agreement the Company redeemed 5,250,000 Series C Preferred shares [note 6 (a)(iii)] for an aggregate of US$1 and these shares have now been cancelled.